UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Share Acquisition Agreement

On July 22, 2026, NaaS Technology Inc. (the “Company”) completed the closing of the transactions contemplated by the share acquisition agreement (the “SAA”) entered into on July 9, 2026 with Newlinks Technology Limited (the “Parent”), the Company’s controlling shareholder, and its affiliates, Newlink Digital Energy Holding Limited (the “Seller”) and China Newlink Holding Limited (the “Target”), as previously announced on July 9, 2026 (the “Closing”). As a result of the Closing, Target became a wholly owned subsidiary of the Company.

In connection with the Closing, the Company issued 16,000,000,000 Class A ordinary shares to the Seller. The Company relied on home country practices for the issuance of Class A ordinary shares in connection with the Closing. Following the Closing, (i) the total issued and outstanding shares of the Company are 54,577,157,881 shares, consisting of 53,253,610,109 Class A ordinary shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares, and (ii) Parent beneficially owns 27,915,840,000 Class A ordinary shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares of the Company, held directly by Parent or indirectly through the Seller, Newlink Envision Limited and Newlink Linkage Limited, which collectively account for an aggregate of 61.3% of the voting power represented by all of the Company’s issued and outstanding shares. The Company’s American Depositary Shares, each representing 3,200 Class A ordinary shares, are traded on Nasdaq under the ticker “NAAS.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

Date: July 22, 2026

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